EXHIBIT 2

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made entered into as of this 24th day of January, 2018, by and between Michael D. Hays, of Eagle, Nebraska (the “Seller”), and the Amandla MK Trust u/a dated January 17, 2018, Patrick Beans, as Trustee and The Bryn Mawr Trust Company of Delaware, as Administrative Trustee (the “Purchaser”) (the Seller and the Purchaser, each referred to as a “Party” and collectively referred to as the “Parties”).

RECITALS:

WHEREAS, prior to the date of this Agreement, Seller owned a one hundred percent (100%) ownership interest as a member of Amandla II, LLC (the “Membership Interest”), a Delaware limited liability company (the “Company”), pursuant to the Company’s Operating Agreement dated December 29, 2017, (the “Operating Agreement”); and

WHEREAS, pursuant to that certain Assignment and Assumption of Membership Interest executed on even date herewith and effective immediately prior to this Agreement, Assignor transferred by gift to Assignee a sufficient percentage of the Membership Interest so that the fair market value the gifted percentage for federal gift tax purposes shall be ELEVEN MILLION DOLLARS ($11,000,000) (the “Gifted Interest”); and

WHEREAS, Seller now desires to sell, assign, transfer and convey to Purchaser all of Seller’s remaining right, title, and interest in and to all of Seller’s remaining Membership Interest in the Company (the “Transferred Interest”) for Fair Market Value, and Purchaser desires to acquire the Transferred Interest for Fair Market Value; and

WHEREAS, the Parties intend for the term “Fair Market Value” to have the same meaning given to said term under Treasury Regulations §§ 20.2031-1(b) and 25.2512-1; and

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises set forth herein, and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, Seller and Purchaser hereby agree as follows:

1.            Incorporation of Recitals.  The foregoing recitals are hereby incorporated herein by this reference.

2.            Sale and Purchase.  Upon the terms and conditions set forth in this Agreement, Seller hereby sells to the Purchaser, and the Purchaser hereby purchases from the Seller, all of the Seller’s right, title and interest in and to the Transferred Interest for an amount equal to the Purchase Price (as defined below).  Seller hereby transfers all interest the Seller owns or possesses or to which Seller is otherwise entitled in and to the Transferred Interest, including but not limited to, Seller’s interest in future profits, losses, gains, distributive share of tax items, reserves, credits, cash, distributions, assets and intangible rights attributable to the Transferred Interest.  Purchaser hereby assumes and accepts the Transferred Interest and all of the duties and responsibilities related thereto under the Membership Agreement or under applicable law accruing from and after the Closing Date.

3.            Purchase Price.  Subject to Sections 5 through 7 of this Agreement, the Purchase Price of the Transferred Interest is the Fair Market Value of the Transferred Interest as of the date of this Agreement, which shall be calculated as the Fair Market Value of the Membership Interest less the Fair Market Value of the Gifted Interest.  The Parties engaged an independent appraiser, Valuation Services Inc., to determine the Fair Market Value of the Membership Interest as of the date of this Agreement.  Based on the qualified appraisal issued by Valuation Services Inc., the Parties believe the Purchase Price to be SIXTY-TWO MILLION FIVE HUNDRED FORTY-EIGHT THOUSAND DOLLARS ($62,548,000) as of the date of this Agreement.

4.            Payment of Purchase Price.  Upon execution of this Agreement, the Purchaser shall tender to Seller a payment on account of the Purchase Price in the amount of, payable in the form of a promissory note (the “Note”) from Purchaser to Seller, and the balance of which, if any, is payable by cash or promissory note.  The Purchaser will pledge the Transferred Interest as security for the Note pursuant to a pledge and security agreement (the “Security Agreement”), in form and substance acceptable to Seller.

5.            Purchase Price Adjustment. In the event the Finally Determined Value (as defined below) is determined to be less than or greater than the Purchase Price, the Parties agree that the Purchase Price shall be adjusted by an amount equal to the difference between the Finally Determined Value and the Purchase Price (such amount referred to as the “Purchase Price Adjustment Amount”).

(a)            If the Finally Determined Value is determined to be less than the Purchase Price, the Seller shall immediately transfer, pay over and deliver to the Purchaser cash or execute a promissory note to the Purchaser in a principal amount equal to the Purchase Price Adjustment Amount.  The Purchase Price Adjustment Amount shall carry interest at a rate equal to the applicable federal rate in effect on the date hereof determined pursuant to Section 1274(d) of the Code, accruing from the date of this Agreement until such amount is paid off.

(b)            If the Finally Determined Value is determined to be greater than the Purchase Price, the Purchaser shall immediately transfer, pay over and deliver to the Seller cash or execute a promissory note to the Seller in a principal amount equal to the Purchase Price Adjustment Amount.  The Purchase Price Adjustment Amount shall carry interest at a rate equal to the applicable federal rate in effect on the date hereof determined pursuant to Section 1274(d) of the Code, accruing from the date of this Agreement until such excess amount is paid off.

6.            Finally Determined Value.  The Finally Determined Value as used in this Agreement shall mean:

(a)            The Purchase Price, if (i) the Purchase Price is not adjusted as provided in Section 6 of this Agreement and (ii) the Purchase Price is not successfully contested by the Internal Revenue Service (the “Service”) before the expiration of the time within which a tax may be assessed, as determined under Section 6501 of the Code;

(b)            The Adjusted Purchase Price (as defined below), if (i) the Purchase Price is adjusted as provided in Section 6 of this Agreement and (ii) the Purchase Price is not successfully contested by the Service before the expiration of the time within which a tax may be assessed, as determined under Section 6501 of the Code; or

(c)            The value of the Transferred Interest (i) specified by the Service, if the Purchase Price is challenged by the Service and not timely contested b y a party before the expiration of the time within which a tax may be assessed, as determined under Section 6501 of the Code or (ii) determined pursuant to a settlement agreement with the Service or by a court of competent jurisdiction; such value shall supersede any prior adjustment made pursuant to Section 6 of this Agreement and shall be subject to no further adjustment.

7.            Adjusted Purchase Price.  The Parties agree that the Purchase Price shall be adjusted in accordance with this Section upon occurrence of any one or more Adjustment Events.

(a)            Adjustment Events. Any one or more of the following shall be an adjustment event (“Adjustment Event”):

i.            Any bad faith or fraud in the furnishing of documents, agreements, financial data, or other information with respect to the Company, any asset of the Company, or any component asset thereof or any representations of a factual or legal matter upon which the Parties may have relied;

ii.            Any determination that any assumption used by any Party, including without limitations, any assumption regarding general economic conditions, restrictions under applicable securities laws, redevelopment costs, financing costs, costs of equity capital, sale prices of comparable properties, characteristics of properties treated as being comparable, risk factors, rental rates and projected resale prices, was materially incorrect;

iii.            Any material error in the appraisal methodology or theory employed by Valuation Services, Inc.; or

iv.            The occurrence of any event or the obtaining of any information by any Party not known by such Party at the Closing that would lead a reasonable person to believe that the fair market value was, or may have been in error.

(b)            Determination of Fair Market Value Pursuant to an Adjustment Event.

i.            In the event that any Adjustment Event shall occur (or, in the case of any Adjustment Event existing as of the Closing, in the event that the existence of such Adjustment Event shall be discovered by any Party) within three (3) years following the Closing, then any Party shall have the right to demand during said three (3) year period, by written notice to the other Party, that the Fair Market Value of the Transferred Interest as of the Closing be appraised.  Within sixty (60) days following such demand, the Parties shall select a mutually acceptable independent professional property appraiser, who regularly appraises property interests of a similar type and nature as the Transferred Interest.  Such appraisal may take place only on one occasion, shall establish the Transferred Interest’s Fair Market Value and shall be conclusive and binding for all purposes hereunder.

ii.            In the event that the existence of any Adjustment Event shall be discovered by any party after three (3) years following the Closing, the Purchase Price shall not be adjusted.

8.            Closing.  Closing of the purchase and sale of the Transferred Interest (the “Closing”) is taking place at 8555 Pioneers Blvd., Lincoln, Nebraska 68520, on the date hereof (the “Closing Date”).  At the Closing:

(a)            Seller Closing Deliveries.   Seller shall execute and deliver, or cause to be delivered, to Purchaser each of the following:

i.            An assignment and assumption of membership interest executed by Seller, as assignor, to evidence the assignment of the Transferred Interest from Seller to Purchaser (the “Assignment”);

ii.            The Security Agreement executed by Seller; and

iii.            Such additional documents as may be reasonably requested by Purchaser.

(b)            Purchaser Closing Deliveries.  Purchaser shall execute and deliver, or cause to be delivered, to Seller each of the following:

i.            The original executed Note;

ii.            The Assignment executed by Purchaser; and

iii.            The Security Agreement;

iv.            A letter, signed by Purchaser and acknowledged by the partners of the Company, notifying the Company of the pledge of the Transferred Interest pursuant to the Security Agreement; and

v.            Such additional documents as may be reasonably requested by Seller.

9.            Representations and Warranties of Seller.  Seller hereby represents and warrants to Purchaser that (i) Seller is the legal, record and beneficial owner of, and has good title to, the Transferred Interest and has not previously assigned any of Seller’s right, title to or interest in the Transferred Interest to any other party; (ii) Seller is selling and transferring the Transferred Interest free and clear of any liens, security interest, charge or encumbrance of any kind; (iii) no effective financing statement or other instrument similar in effect covering all or any part of the Transferred Interest has been executed or is on file in any recording office; and (iv) no other person has any rights to acquire any interest in the Transferred Interest.

10.            Indemnification.  Seller hereby agrees to indemnify, protect, defend and hold Purchaser harmless from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities relating to or arising out of any breach by Seller of his representations and warranties contained in this Agreement.  The obligations of Seller hereunder shall be continuing, absolute and unconditional, and shall survive indefinitely from and after the Closing Date.

11.            Future Cooperation.  Seller and Purchaser agree to cooperate at all times from and after the Closing Date with respect to all matters described herein, and to execute such further assignments, releases, assumptions, amendments, restatements, notifications and other documents as may be reasonably requested for the purposes of giving effect to, or evidencing or giving notice of, the sale and purchase of the Transferred Interest contemplated by this Agreement.

12.            Binding Effect.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective permitted successors and assigns.  No person other than the parties is or shall be entitled to bring any action to enforce any provision of this Agreement against any of the parties, and the covenants and agreements set forth in this Agreement shall be solely for the benefit of, and shall be enforceable only by, the parties or their respective successors and assigns as permitted hereunder.

13.            Notice.  All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be sufficient if given in the manner described in the Security Agreement.

14.            Execution in Counterparts; Effectiveness.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.  This Agreement may be executed by facsimile or electronically transmitted signature, and shall be binding upon any party who so executes.

15.            Governing Law.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to its rules regarding conflicts of law.

16.            Successors and Assigns.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

17.            Entire Agreement; Amendment.  This Agreement contains the final and entire agreement between the parties with respect to the subject matter hereof, supersede all prior oral and written memoranda and agreements with respect to the matters contemplated herein, and is intended to be an integration of all prior negotiations and understandings.  No change or modification of this Agreement shall be valid unless the same is in writing and signed by Seller and Purchaser.

[signatures on following page]

IN WITNESS WHEREOF, Seller and Purchaser have executed this Purchase and Sale Agreement as of the day and year first above written.

SELLER:

/s/ Michael D. Hays
MICHAEL D. HAYS

PURCHASER:

AMANDLA MK TRUST u/a dated January 17, 2018

/s/ Patrick E. Beans
PATRICK BEANS, Trustee

THE BRYN MAWR TRUST COMPANY OF DELAWARE, as Administrative Trustee

/s/ Robert W. Eaddy
By: ROBERT W. EADDY, President